Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces First Quarter Fiscal 2014 Financial Results

TORONTO, ON, November 12, 2013 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the three month period ended September 30, 2013.

Selected Highlights

During the three month period ended September 30, 2013 and up to the date of this press release, the Company announced the following:

ELND005:

•	September 4, 2013 - Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2a clinical study of ELND005 in Down Syndrome;

•	July 17, 2013 - Transition announced that the US Food and Drug Administration (FDA) has granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms (NPS) in Alzheimer's disease (AD). The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation. Transition's licensing partner, Elan is responsible for all development and commercialization activities and costs of ELND005;

TT601:

•	July 23, 2013 - Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT601") from Lilly for the treatment of osteoarthritis ("OA") pain. TT601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs). TT601 has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of calendar 2014;

Corporate Developments:

•	August 15, 2013 - Transition announced the closing of the private placement involving Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders of US$11 million by purchasing 2,625,300 units of the Company at a price of US$4.19 per unit.

Financial Liquidity

The Company’s cash, cash equivalents and short term investments were $37,253,647 at September 30, 2013.

In light of the recent private placement, the Company’s cash projections indicate that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

Financial Review

For the three month period ended September 30, 2013, the Company recorded a net loss of $2,331,186 ($0.08 loss per common share) compared to net income of $7,736,046 ($0.29 income per common share) for the three month period ended September 30, 2012.

Revenue is nil in the three month period ended September 30, 2013 compared to $10,815,200 (US$11,000,000) in the three month period ended September 30, 2012. In August 2012, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder, triggering the next milestone payment of US$11million under the amended agreement with Elan. The milestone payment was recognized as revenue during the three-month comparative period ending September 30, 2012.

Research and development expenses decreased to $1,007,846 for the three month period ended September 30, 2013 from $2,054,546 for the three month period ended September 30, 2012. The decrease in research and development expenses is primarily due to decreases in clinical development costs related to diabetes drug candidate TT401 which has been partially offset by an increase in clinical development costs related to TT601.

General and administrative expenses increased to $947,360 for the three month period ended September 30, 2013 from $816,902 for the three month period ended September 30, 2012. The increase in general and administrative expenses is primarily due to increased business and corporate development activities.

About Transition

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease, Bipolar Disorder and Down syndrome. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity. Transition has also in-licensed a lead drug candidate from Lilly in the area of osteoarthritis pain (TT601).

The Company’s shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com. Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	As at September 30, 2013	As at June 30, 2013

Assets
Current assets
Cash and cash equivalents	32,173,444	23,067,937
Short term investments	5,080,203	5,057,702
Other receivables	44,881	35,792
Investment tax credits receivable	223,524	180,652
Prepaid expenses and deposits	240,607	359,164
	37,762,659	28,701,247

Non-current assets
Property and equipment	161,917	168,034
Intangible assets	8,678,604	8,938,674
Total assets	46,603,180	37,807,955

Liabilities
Current liabilities
Trade and other payables	595,866	874,149
Current portion of contingent consideration payable	2,321,373	2,321,373
	2,917,239	3,195,522

Non-current liabilities
Contingent consideration payable	1,434,958	1,434,958
Leasehold inducement	20,005	22,863
	4,372,202	4,653,343

Equity attributable to owners of the Company
Share capital	174,494,446	165,367,524
Warrants	2,025,839	-
Contributed surplus	14,768,002	14,768,002
Share-based payment reserve	2,606,793	2,352,002
Deficit	(151,664,102)	(149,332,916)
	42,230,978	33,154,612

Total liabilities and equity	46,603,180	37,807,955

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the three months ended September 30, 2013 and 2012

(Unaudited)

In Canadian Dollars, except per share data	September 30, 2013	September 30, 2012

Revenues
Licensing fees	-	10,815,200
Expenses
Research and development	1,007,846	2,054,546
Selling, general and administrative expenses	947,360	816,902

Operating Income (loss)	(1,955,206)	7,943,752

Interest income	46,137	33,617
Foreign exchange gain (loss)	(422,117)	(241,323)
Net income (loss) and comprehensive income (loss) for the period	(2,331,186)	7,736,046
Basic and diluted net income (loss) per common share	(0.08)	0.29

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com